Exhibit 99.1

press release

Société Générale SA shareholding notification

27 November, 15:00 CET

ArcelorMittal (‘the Company’) announces that Société Générale SA has notified it of a shareholding increase in ArcelorMittal from 4.76% to 5.04% based on an amended form submitted on 24 November 2020. The notification is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on http://corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.

This notification was published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above the 5% voting rights threshold.

ENDS